Item 77I - 	Deutsche California Tax-Free
Income Fund and Deutsche New
York Tax-Free Income Fund (each,
a series of Deutsche State Tax-Free
Income Series and each a "Fund")
Class T shares for Deutsche California Tax-Free Income
Fund and Deutsche New York Tax-Free Income Fund became effective on March 31, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of April 27, 2017, Class T shares were not available for purchase.